UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Publicly-held Company

CNPJ/ME No. 06.057.223/0001-71

NIRE 33.300.272.909

MATERIAL FACT

HIRING OF MARKET MAKER

Sendas Distribuidora S.A. (“Company”), pursuant to CVM Instructions 358/2002 and 384/2003, hereby informs its shareholders and the market the hiring of BTG Pactual Corretora de Títulos e Valores Mobiliários S.A. (“BTG Pactual”), headquartered in the City and State of São Paulo, at Avenida Brigadeiro Faria Lima, nº. 3.477, 14º andar, parte, registered under corporate taxpayer's ID No. (CNPJ/ME) 43.815.158/0001-22, to provide services of market making regarding its shares within the scope of B3 S.A. - Brasil, Bolsa, Balcão, in accordance with CVM Instruction 384/2003, Regulamento do Formador de Mercado da B3, Regulamento de Operações da B3 and other applicable rules and regulations.

The Market Maker Services Agreement entered into between the Company and BTG Pactual aims at fostering the liquidity of the shares issued by the Company and has a 12-month duration from the Agreement’s signature date, with maximum duration of 60 months. The Agreement may be terminated at any time and without any compensation upon a written notice to be sent to the other party at least thirty (30) days in advance to the termination date.

The Company also informs that there are 156,928,631 ordinary shares issued by the Company in free float on this date and that it has not entered into any agreement with BTG Pactual ruling the exercise of voting rights or the purchase and sale of securities issued by the Company.

BTG Pactual will begin its activities on April 14th, 2021.

São Paulo, April 13th, 2021.

Gabrielle Helú

Investor Relations Officer

For other information, please contact the Investor Relations team.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Executive Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer